                        SECURITIES & EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                      TO

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SATX, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                      NEVADA                                   87-0293479
    ---------------------------------------            -------------------------
        (State or Other Jurisdiction of                     (IRS Employer
        Incorporation or Organization)                   Identification No.)

  4710 EISENHOWER BOULEVARD, SUITE E-1
          TAMPA, FLORIDA                                           33634
-------------------------------------------               ----------------------
 (Address of Principal Executive Offices)                      (Zip Code)

                                 (813) 290-0911
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

      Securities to be registered pursuant to Section 12(b) of the Act:

  TITLE OF EACH CLASS                         NAME OF EACH EXCHANGE ON WHICH
  TO BE SO REGISTERED                         EACH CLASS IS TO BE REGISTERED
  -------------------                         ------------------------------

     Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

            CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

The discussion contained in this Form 10-SB under the Securities Exchange Act of 1934, as amended, contains forward-looking statements that involve risks and uncertainties (this "Form 10"). The issuer's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Item 1. Description of Business" and "Item 7. Management's Discussion and Analysis or Plan of Operation" as well as those discussed elsewhere in this Form
10. Statements contained in this Form 10 that are not historical facts are forward-looking statements that are subject to the "safe harbor" created by the Private Securities Litigation Reform Act of 1995. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company has filed Exhibit 12 which outlines cautionary statements and identifies important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Any forward-looking statement made within this Form 10 should be considered in conjunction with the aforementioned Exhibit 12.







                    [REMAINDER OF PAGE INTENTIONALLY BLANK.]



                                      (i)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

HISTORICAL OVERVIEW OF THE COMPANY

         The Company was originally incorporated in June, 1972 as Growth, Inc., a Utah corporation engaged in the business of corporate development. The Company later changed its name to Westland Resources, Inc. and began functioning as a shell corporation for acquisitions. Westland subsequently reincorporated in Nevada, in September, 1995, as PageStar, Inc. via a reverse merger in order for the initiated GPS locating and tracking business to be in a public environment.

         In September, 1996, PageStar acquired Satellite Control Technologies, Inc., a privately held Delaware corporation, and its wholly-owned subsidiary, J.F.A. Tech, Inc., a California corporation. As a part of this acquisition transaction, J.F.A. Tech assigned to PageStar all of its proprietary technology rights and patents (including, at the time, a pending patent, now issued). As a result of these acquisitions, the Company presently owns two patents related to switching electrical devices remotely via pager signals, and communicating the result back to the source of the original action/signal. These patented devices underlie the Company's AlphaTrak Systems. Shortly after the September acquisitions, in April, 1997, PageStar changed its name to Satellite Control Technologies, Inc.

         The Company was engaged in the research and development of tracking systems until May, 1998, at which time it ceased operations due to lack of funds. At such time, the Company's only assets consisted of the two patents relating to its tracking systems. The Company was re-activated in May, 1999 with the acquisition of DebitFone International, Inc., a Florida corporation engaged in the prepaid cellular phone industry. From its incorporation in October, 1996 until May, 1999, DebitFone was a privately held research and development company with no revenues. Merritt Jesson was the sole shareholder of DebitFone before it was acquired by the Company. As a result of the acquisition, DebitFone is now a wholly-owned subsidiary of the Company.

         The Company recently changed its name to SATX, Inc. as a name alignment with its existing public stock symbol and as a market identification enhancement. The Company's offices and operations were moved to Tampa, Florida, in order to consolidate facilities. DebitFone's management was appointed to manage the Company, with Mr. Jesson as its President and Chief Executive Officer. In addition to the continuation of DebitFone's pre-paid cellular operations, new management made the decision to re-pursue products and markets related to the Company's patents. Since May, 1999 the Company has concentrated its efforts on the continued development of the GPS-based tracking system and the DebitFone software management system. The Company has recently developed a prototype of an updated tracking system, has other pager-based solutions under development, and in December, 1999, initiated the sale of DebitFone products.

THE COMPANY'S ALPHATRAK SYSTEM

ALPHATRAK PRODUCTS

          The first product the Company has developed using its patented technology , is a device that has applications for the automotive market. Utilizing the Company's one-way-paging patent, the primary function of the low-end market solution is to unlock/lock car doors and to disable a motor vehicle in the event of theft. To unlock or lock the car doors the owner simply calls a 1-800 number and, upon entering a security and action code, the AlphaTrak system will unlock, or lock, the car doors by using its patented one-way-paging process. In the case of auto theft, the owner makes a 1-800 call and, upon entering a security code, requests the AlphaTrak unit to disable the motor vehicle through a process of shutting down the engine in a safe manner.

         A second AlphaTrak product line will be used primarily in the TRACKING of stolen or lost vehicles or cargo. Using the Company's two-way-paging patent, along with a Global Positioning Satellite unit ("GPS"), AlphaTrak is able to locate a vehicle or cargo anywhere the system is deployed. By installing the AlphaTrak unit on any type of vehicle or cargo, and wiring sensors to a door, for example, AlphaTrak can not only locate the target, it can detect whether the security has been breached by the opening of the monitored door. Other such sensors can be utilized to monitor and report upon any other critical functions that can be quantitatively measured.

ALPHATRAK MARKETS

         The market for AlphaTrak products includes a broad spectrum of potential users in varied industries including the automotive, motorcycle, agricultural, and cargo shipping industries, as well as a variety of industrial security markets. The market size and opportunity for AlphaTrak products in each of such markets is anticipated to include the following:

         AUTOMOTIVE MARKET

         The Company will initially target the billion dollar anti-theft automotive industry to benefit from its AlphaTrak technology. In the automotive industry a person using AlphaTrak products will be able to stop or start a car, locate a stolen vehicle, lock or unlock doors, open or close windows, arm or disarm the security system, open the trunk or other electrically controlled switching functions.

         In 1996 there were 1.5 million automotive thefts in the United States, with an estimated value of $7.6 billion. Nationwide, an estimated one out of every 130 registered motor vehicles was stolen. In California alone, there is an automobile stolen every two minutes. Concurrently, it is estimated that by the year 2005, GPS products and services will generate $13.5 Billion in revenues in the U.S. market to help alleviate this problem and to provide new related services. A similar market also exists in the international arena.

         MOTORCYCLE MARKET

         In 1993 there were 3.9 million motorcycles registered in the U.S. With no anti-theft recovery system currently in place for the motorcycle industry, AlphaTrak management is optimistic that with well-placed advertising and promotion, a large portion of this market could be captured in a short period of time with a custom compact solution.

         AGRICULTURE MARKET

         In the past farmers had to travel to the fields to take corrective irrigation measures for changes in weather conditions. With the Company's remote switching devices in place, this activity could be monitored, initiated and terminated from the farmer's house.

         In 1993, there were reported 2,068,000 farms in the United States, totaling over 978 million acres. Approximately 24% of this acreage requires irrigation. Through education and promotion, AlphaTrak management believes that this market segment could be a source of opportunity for considerable revenues and profits by utilizing pager-driven controls to remotely initiate and terminate irrigation devices.

         CARGO SHIPPING MARKETs

         The Company will also market its AlphaTrak products to the multi-billion dollar anti-theft industry for a variety of cargo shipping markets including boats, trucks, and railways. The Company's AlphaTrak products can notify the shipper if critical security functions have been breached, and provide reports on past and present locations of such trucks, railroad cars or ocean containers. They can also monitor key performance parameters.

         In 1993 there were 43.6 million trucks registered in the United States. Over 38 million were light duty trucks, 1.2 million were truck/tractors, and the balance were either family or government owned. In 1993 new truck registration was 5.5 million. The major truck/tractor (18-wheeler) commercial owners drive across the country moving billions of dollars of merchandise, regardless of weather conditions. The market for security systems in the trucking industry is increasing significantly. The AlphaTrak devices for trucks will include both security and convenience accessories such as remote door unlock and engine start functions. Similar opportunities exist in support of the rail transport industry and in support of ocean vessel cargo.

ALPHATRAK SALES AND MARKETING STRATEGIES

         Management's objective is to strategically select and initially contract with only 8 out of approximately 120 existing Master Agents for automotive products, nationwide, with each selecting approximately 50 of their top new car dealers. This start-up will provide the Company with a total of 400 dealers out of more than 25,000 new car dealers nationwide. Management expects to significantly expand the distribution to mobile electronics dealers, and then to the aftermarket mass merchandisers such as Pep Boys, Trak Auto, Chief, and Western Auto within a short period time. The long term strategy of the Company is to build a family of premium wireless products using its AlphaTrak patented paging devices in order to achieve sales exceeding $200 million annually.

PAGER SERVICES

         The Company is dependent upon pager service companies for the operation of its AlphaTrak products, since the devices are based upon one-way-paging and two-way- paging communications. Each tracking unit that the Company installs in an automobile, tractor/trailer, etc., will need to have a pager number to enable the owner to "call" the tracking unit and electronically signal the unit to do some switching activity, such as locking the doors or turning off the motor, and to signal back to the monitoring center that the unit performed the activity it was paged to accomplish. Accordingly, the Company intends to form an alliance with one or more national paging service companies, such as SkyTel and PageNet, for the provision of the paging services necessary to operate the Company's AlphaTrak products. The Company does not anticipate any difficulties in reaching such alliances in the near future, given the additional business provided to an industry being impacted by cellular expansion.

ALPHATRAK COMPETITION

         Because car-jacking and vehicle thefts have become a serious problem in the past few years, there are many theft-prevention systems for automobiles, trucks, motorcycles, etc. These systems fall into three general classes: physical locking devices, alarm systems, and systems for locating and shutting down the vehicle. All of these systems must be considered "competition" to the extent they compete for the same disposable dollar. Competitive factors include price, ease of operation, reliability, effectiveness, and optional features. Key competitors are LoJack, Teletrac, Posse, and Telealarm. In most cases, management believes that the AlphaTrak system is a formidable competitor.

THE COMPANY'S PREPAID CELLULAR PHONES AND VENDING MACHINES - DEBITFONE

DEBITFONE PRODUCTS

         The "Intelligent" Debit System is a unique method for providing cellular service and hardware, which management believes is superior in many ways to traditional cellular practices. Specifically, the debit functionality is built completely into the phone, and through the use of a unique proprietary software system written for DebitFone, time is loaded into the phone through the keypad. The "Intelligent" system provides a means for all cellular calls to be prepaid. The handset manages the process and eliminates billing risks.

         The "Intelligent" product consists of the JRC PTR-870 analog cellular phone as the initial primary platform. Subsequent product evolution will become available through the Company's strategic partnerships to provide new analog solutions in addition to a dual mode Analog/TDMA product, an Analog/CDMA product, and a GSM-derivative product. Current plans are to launch the second-generation DebitFone in the Second Quarter of 2000 using a modified Motorola Star-Tac with DebitFone's proprietary software installed.

         Through the use of DebitFone software an end-user can purchase as much or as little cellular airtime as needed, from expanded retail channels such as convenience stores, electronics shops, retail outlets, college bookstores and others. Currently, when using the DebitFone software, there are three (3) methods to add airtime to the cellular phone. The following is a summary of the three methods.

         CELLULAR AIRTIME CARDS

          The end-user purchases an airtime card from a retail location vending machine and simply dials the 800-number on the card, which accesses an Integrated Voice Response System (IVR). The customer then enters his or her cellular number (MIN) and the authorization code on the card into the IVR when prompted by voice commands. The IVR system will verify that the end-user is valid (ESN match) and that the authorization code entered is valid. The IVR then gives the customer a five-digit number to enter into the cellular phone, thus increasing the available minutes for immediate use.

         CUSTOMER'S PERSONAL CREDIT CARD

         The end-user puts a credit card number on file with DebitFone. The customer can then call the 800-number twenty-four (24) hours per day and add airtime to the phone by following the voice prompts. DebitFone's unique software takes the request for time and processes the credit card on-line through a clearinghouse. Upon verification of funds, the software system issues a five-digit code to the customer to add additional time to the phone as requested. DebitFone receives payment for the additional airtime at that moment, via processing the credit transaction.

         CUSTOMER'S CHECKING ACCOUNT

         The phone subscriber puts a checking account number on file with DebitFone. The end-user can call the 800-number twenty-four (24) hours per day and add airtime to a phone by following the voice prompts. DebitFone's unique software takes the request for airtime and processes the transaction. Upon finishing this process the software issues a five-digit code to the end-user to add additional airtime to the phone as requested, and DebitFone will receive its money from the end-user's checking account in an overnight transaction that is transparent to the customer.

DEBITFONE MARKETS

         The primary marketing objectives for DebitFone are to provide a turnkey prepaid cellular coverage system to retailers and dealers, to market DebitFone products into expanded distribution channels, and to obtain recurring revenues for the Company. Achieving these objectives is expected to provide DebitFone with formidable customer alliances and establish a continuous revenue stream from incremental airtime renewal. Cellular Telecommunications Industry Association predicts that Prepaid wireless international phone service will reach more than 120 million users by the year 2006. As an Analog product, the window of opportunity for DebitFone will be similar to that of traditional Analog cellular phones in general. Eventually, DebitFone will need to migrate towards digital products to remain competitive and improve the economics to the Company and subscriber.

DEBITFONE CUSTOMERS

         CASH-RICH, CREDIT-POOR

         One of the cellular industry's primary concerns is credit risk regarding cash-rich, credit-poor customers. Carriers within the US are forced to turn away over 40% of all cellular phone customers due to questionable or non-existent credit histories. DebitFone 's program eliminates this problem, as the end-user is not required to pass credit-scoring criteria, and does not interface with the carrier.

         EXPENSE CONTROL

         Another segment of DebitFone 's customers will consist of the "typical" cellular phone user who wishes to control expenses. By "counting down" the amount of available funds left for airtime, the phone keeps the end-user mindful of expenses. Focus-group research indicates that this is a very attractive feature for cellular phone users, no longer fooled by "free phones" through cellular airtime "bundling" practices. Further research indicates that corporations feel that a prepaid product is much more advantageous to their budgetary controls. They can give their employees $100 worth of airtime monthly and all excess time used is paid by the employee.

ACTIVATION AND SERVICE PROVIDERS

         The Company is currently finalizing a two-year, renewable, Private Label Reseller Agreement with Shared Technologies Cellular, Inc. ("STC") to provide the Company's customers with national cellular phone capability. STC is the largest national activator of cellular phones today.

         It is presently anticipated that STC will be the primary provider of mobile identification numbers, which are the equivalent of phone numbers ("MINs") for the cellular phones sold by the Company. Following the purchase of a cellular phone, a customer will need to call STC's interactive voice response system ("IVR") and provide the phone's electronic serial number ("ESN") and the customer's local zip code and area code , in order to activate the product. Activation is the process by which a cellular phone becomes initially operable. STC's IVR system operates 24 hours a day, 7 days a week, and electronically interfaces with DebitFone's IVR system to ensure compatible and controlled data, and to request and extract time renewal codes for handset input.

         In addition to activation services, STC will also be responsible for maintaining agreements with national cellular carriers, such as GTE Wireless, for the provision of local, long-distance and roaming services. STC will resell such local, long-distance, and roaming services to the Company for its cellular phone customers. Therefore, STC is the customer of record with the cellular carrier and the cellular carrier bills STC for such services, not the end-user.

         The ultimate goal of the Company is to internally activate and carry the traffic for all of the phones that it sells, thus providing a long-term customer base and generating residual income for recurring airtime margin.

DEBITFONE SALES

         DebitFone is renegotiating and redeveloping a contract with On-Point Technologies, one of the top manufacturers of vending machines to provide the Company with its requirement for dispensing product. DebitFone will be offering a business opportunity for vending machine routes dispensing DebitFones, and has over 900 machines tentatively committed. DebitFone is currently evaluating various other distribution channel requests.

         FULFILLMENT SERVICES

         DebitFone will program and ship each phone it sells and will receive compensation for this service, thus providing another minor revenue stream to the Company.

         AIRTIME CODE REDEMPTION

          DebitFone currently has the computer system for code redemption services to provide the end-user with additional airtime. DebitFone will receive a residual on every minute used, thus providing another revenue stream.

         DIRECT END-USER SALES

         DebitFone currently has programs under way providing direct sales. The Company plans to expand its direct sales approach to maximize the profit potential in each market segment. DebitFone currently has over 200 national sales representatives recruited.

         ACCESSORIES

         DebitFone will carry a full line of accessories for the phones that it handles, and will encourage its customers to buy cellular phone accessories from the Company so long as the Company is competitive in the marketplace.

DEBITFONE COMPETITION

         With the development of the "Intelligent" platform by DebitFone, along with an activation and fulfillment capability, management believes DebitFone will have competitive advantages in the marketplace. However, these competitive advantages do not eliminate significant barriers to market entry. Timing is very critical in this niche arena. As the market expands over time, additional competitors will emerge in the marketplace. There are three (3) primary competitors with comparable technology and capability in the marketplace today.

THE COMPANY'S EXPANSION ACTIVITIES

         DEBITFONE INTERNATIONAL, INC.

         In May, 1999, the Company completed an arms-length acquisition of DebitFone International, Inc., a Florida corporation, privately held by Merritt
W. Jesson. In the stock-for-stock transaction, the Company issued to Mr. Jesson 2,900,000 shares of its Common Stock, valued at a fair market value of approximately $.04 per share, in exchange for all of the issued and outstanding shares of DebitFone.

         DIGITAL TELECOMMUNICATIONS, INC.

         In May, 1999, the Company signed a Letter of Intent to invest in the expansion of Digital Telecommunications, Inc., a privately held Oklahoma corporation, engaged in the telecommunications business in the African region island Country of Madagascar. The Company's current investment of $150,000 in Digital, represents less than a five percent (5%) ownership interest in Digital.

         PARADIGM MANUFACTURING, INC.


         In October, 1999, the Company entered into a stock purchase agreement with Paradigm Manufacturing, Inc., which called for the Company to acquire all the shares of Paradigm. As part of the original agreement, the Company loaned Paradigm $256,491. In March, 2000, the parties agreed to terminate the original agreement and enter into a new agreement which outlines the parties concurrence to finish the development and tooling of a prepaid phone for the Company, and it provides for the repayment of Paradigm's indebtedness under the October agreement (the "Note"). The Note provides for periodic payments commencing April 1, 2000, with interest payable at ten percent (10%) per annum. The Note is due in full November 1, 2000.


         STOVEACT, INC.

         In October 1999, the Company entered into a Memorandum of Understanding with Stoveact, Inc., to acquire all the outstanding shares of Stoveact, Inc., a privately held California corporation in a stock-for stock exchange. Stoveact has developed a vehicle location and disabling product which management considers to be compatible with the Company's AlphaTrak Systems. The parties are extending the Memorandum of Understanding to allow time to complete the necessary due diligence to determine if they will complete the stock purchase or if they will define a licensing basis to proceed with mutually beneficial objectives.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

         The Company, although several years in existence, is just now emerging from its development stage for both prepaid cellular and GPS/tracking products. They have both been in an in-plant and field test mode since the third quarter of 1999 to ensure that the end-user products and the Company's customer service systems were sufficiently mature and reliable to function satisfactorily in the public marketplace. At the same time the Company has been researching and "testing" the marketplace and marketing methodologies available to optimize entry into very competitive arenas across both product lines. These processes are anticipated to evolve, mature, and stabilize over the first half of 2000 as product sales escalate.

         During the up-coming year limited R&D will continue. The Company's core businesses are in the rapidly evolving technologies of communications and the "service" areas that typically attach to communications ventures. As such, it is imperative that the Company stay abreast of, and prepare products to compete in, leading-edge communications solutions. For example, in the prepaid cellular product line the Company is presently funding a research project to evaluate the prepaid implications in digital cellular call-processing and to develop detailed specifications for a next-generation debit phone built around digital protocols. In the tracking systems product line, the Company is investigating such long-term solutions as standardized location and tracking devices for all automobiles installed by OEM manufacturers, in addition to the technical and economic practicality of additional functionality within the installed device, whether for automobiles (one product application) or cargo carriers (a much broader application covering such things as tractor-trailers, train cars, or ocean containers). As an example, the Company is investigating whether there are market requirements, and, if so, whether is there a solution for integrated sensors to monitor such items as motion, weight, collision, and temperature.

         The natural planned capture of market share and the research for any expansion into new venues will likely require an increase in facilities, equipment and employees. All are directly scalable to volume demands and will be constantly evaluated as Company business proceeds. At the same time Company management will finalize make-buy decisions as the existing circumstances dictate. In most cases the return-on-investment data will heavily determine whether expansion or purchase is most desirable. Past and existing products are purchased outside; thus, Plant and Equipment requirements are minimal. To the extent that new products are brought "internal" to the Company in Paradigm's facility and their electronic contract manufacturing capability (if the acquisition by SATX is determined to be in the best interests of the parties, and it is finalized), the baseline business plan would require a significant increase in manufacturing and test equipment, including assembly tools, for which the overall Company would be responsible. Facility expansion is not likely since excess space currently exists in all facilities, but One Million Dollars ($1,000,000) has been identified in the plan for possible expansion.

         As growth occurs, there will be a normal increase in personnel to support the Company's infrastructure, marketing, and production. However, the business is not people intensive. It is currently procurement and computer support intensive due to its overall service nature. Excluding the internal manufacturing of product (which is material and machine-processing intensive) required to meet sales growth, the personnel expansion is planned to be less than one hundred (100) new employees spread over the entire year and is not anticipated to be a problem within the local labor market.

         Clearly, the planned growth in activity levels over the next year to invest in technology, capability, product and sales will require cash infusion in excess of, and in advance of, amounts generated out of normal sales margins. To meet the needs, as they mature, the Company has been pursuing, and will continue to pursue, two courses of action. A line of credit is being negotiated through a USA investment entity and bank letter of credit to provide a two-year credit line well in excess of planned Company needs at predicted growth rates. In addition, it is possible to continue to utilize private placements for acquisitions.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company leases 11,192 square feet of office and warehouse space having a mailing address of 4710 Eisenhower Boulevard, Suite E-1, Tampa, Florida 33634, which office and warehouse space is located in a building located in an industrial park known as "Eisenhower Technology Park." The leased premises carry a base rent of approximately $81,000 per annum in the current year, and $85,000 and $89,000 per annum , excluding tax and utilities, in each of the remaining two years. The lease expires on June 30, 2002. During the term of the lease, the

Company is required to maintain an insurance policy for public liability and property damage, in which the limits of liability shall not be less than one million dollars and five hundred thousand dollars respectively. Excess space currently exists in the Company's facilities, and management believes that the space and condition of its present facilities in Eisenhower Technology Park are adequate in for its current needs and those of the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 26, 2000 by (i) each person known to own beneficially more than 5% of the Company's Common Stock, (ii) each Director and Officer of the Company, and (iii) all Directors and Officers as a group. As of January 26, 2000 there were 52,008,286 common shares issued and outstanding.

                                                                        AMOUNT AND NATURE            PERCENTAGE
      NAME AND ADDRESS                                                    OF BENEFICIAL                  OF
     OF BENEFICIAL OWNER                                                    OWNER (1)                   CLASS
     -------------------                                                    ---------                   -----

Kosti Shirvanian (2)(5)...........................................         15,200,000                   29.2%
   23 Corporate Plaza, Suite 247
   Newport Beach, California 92660

John Hartunian (3)(6).............................................         14,266,000                   27.4%
    27 Ocean Vista
    Newport Beach, California 92660

Merritt W. Jesson (4).............................................          1,450,000                    2.8%

Khoren Shaginian (5) .............................................            500,000                    1%

Dennis Katangian (6)..............................................            130,000                    *

Robert W. Ellis (7)...............................................            155,000                    *

All Directors and Executive Officers as a group (4 persons) ......          2,235,000                    4.3%




-------------------
*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. The business address of each of the Company's directors and officers named above is: c/o SATX, Inc. 4710 Eisenhower Boulevard, Suite E-1, Tampa, Florida 33634.

(2) Represents all of the shares held of record by the Shirvanian Family Investment Trust, which Mr. Shirvanian is the trustee thereof. Mr. Shirvanian shares voting and dispositive power of the trust shares with Marian Shirvanian, his spouse and co-trustee.

(3) Represents all of the shares held of record by the Hartunian Family Trust, which Mr. Hartunian is the trustee thereof. Mr. Hartunian shares voting and dispositive power of the trust shares with Marge Hartunian, his spouse and co-trustee. Excludes (i) 600,000 shares held of record by Christine Hartunian, his daughter of majority age; and (ii) 20,000 shares held of record by Arthur & Hazel Hartunian, Mr. Hartunian's brother and sister-in-law.

(4) Includes 500,000 shares held of record by Jeri Jesson, Mr. Jesson's spouse, with whom he shares voting and dispositive power with respect to such 500,000 shares. Also includes 100,000 shares held of record by Taylor Jesson, Mr. Jesson's minor child.

(5) Includes (i) 10,000 shares held of record by Dennis M. Katangian II; (ii) 10,000 shares held of record by Jack M. Katangian; and (iii) 10,000 shares held of record by Kay Katangian, his minor children. Excludes 25,000 shares held of record by Roxie Katangian, Mr. Katangian's mother. Dennis Katangian is the nephew of Mr. Hartunian.

(6) Mr. Shaginian is the Chief Financial Officer of, and holds other executive offices with, a holding company for several businesses controlled by Mr. Shirvanian.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

         The following table sets forth information for each director and executive officer of the Company.

NAME                           AGE     POSITION
----                           ---     --------

Merritt W. Jesson               55     Chairman of the Board, Chief Executive
                                       Officer and President

Khoren Shaginian                38     Director, Chief Financial Officer,
                                       Secretary and Treasurer

Dennis Katangian                46     Director

Robert W. Ellis                 58     Chief Operating Officer

         Pursuant to the Company's bylaws, each director of the Company serves as a director for a term of one (1) year and until his successor is duly elected and qualified. Officers shall be appointed annually by the Board of Directors, at its annual meeting, to hold such office until an officer's successor shall have been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

         Set forth below is the business experience and other biographical information regarding our directors, executive officers, and other key employees.

         MERRITT W. JESSON was the President, Chief Executive Officer and one of the founders of DebitFone since its inception in October, 1996 until its acquisition by the Company in May, 1999 when he assumed his current positions with SATX. From 1993 to May, 1996, Mr. Jesson worked independently to develop both the "Switch Based" and the "Intelligent" debit phones. From 1991 to 1993, Mr. Jesson was President, Chief Executive Officer, and the founder of Connect One Telecommunications, Inc., the nation's second prepaid calling card company. Prior to 1991, Mr. Jesson was a General Contractor for over 20 years, a production supervisor for General Motors Corporation, and a hydraulic specialist for the United States Air Force.

         ROBERT W. ELLIS before becoming the Company's Chief Operating Officer in May, 1999, served as Chief Operating Officer and Chief Financial Officer of DebitFone from April, 1998 to May, 1999. Among other things, Mr. Ellis was responsible for conducting technical and business evaluations of new products and initiatives, including international ventures, raising equity funding to support DebitFone's growth, and expanding into new prepaid cellular product offerings and digital protocols. From July, 1995 to September, 1996, Mr. Ellis served as President, Chief Operating Officer, and Chief Financial Officer of Omni Telecommunications, Inc., a full service, international cellular telephone company in the business of technology advancement, engineering design, production support, distribution, and marketing of prepaid airtime cellular phones and accessories and similar related positions for its successor company, IMI Telecommunications, Inc. from March, 1997 until April 1998. From April, 1993 to July, 1995, Mr. Ellis was the Chief Financial and Administrative Officer of Tiernay Turbine, an Arizona defense contractor engaged in the development and production of auxiliary power generation units for a variety of domestic and foreign customers. During the nearly thirty years prior to 1993, Mr. Ellis has served in a variety of capacities including Group Controller, Barnes Aerospace Company in Connecticut; Director of Finance and Administration at Philips Circuit Assemblies of Tampa, Florida; Director of Finance at Martin Marietta Aerospace in Orlando, Florida; Controller, Honeywell, Inc. in Clearwater, Florida and Minneapolis, Minnesota; and Cost Supervisor, International Harvester, Fort Wayne, Indiana. Mr. Ellis has a Bachelor of Science in Accountancy from the University of Illinois, and he is a CPA.

         KHOREN SHAGINIAN has served as a director and as the Company's Chief Financial Officer since May, 1999. Prior to joining the Company, Mr. Shaginian Gained a broad range of experience in finance and project development in such industries as real estate, environmental services, and waste management. From October, 1997 until the present, he has served as the Chief Financial Officer and Executive Vice President of Komar Investments, LLC, a multi-million dollar holding company engaged in a wide variety of public and private investments. Komar Investments manages the Shirvanian Family Investment Trust, which is a principal shareholder of the Company's Common Stock. Kosti Shirvanian, together with his spouse, is the trustee of the Shirvanian Family Investment Trust and the Chief Executive Officer of Komar Investments. From January 1995 until joining Komar in 1997, Mr. Shaginian was a partner in Shaginian & Agliarini, a CPA firm in Glendale, California. Mr. Shaginian has a Bachelor of Science in Accountancy from California State University at Los Angeles, and he is a CPA. Mr. Shaginian began his career in the mid-1980's at Coopers & Lybrand, the public accounting firm now organized as PriceWaterhouse Coopers, LLP.

         DENNIS KATANGIAN has served as a director of the Company since May, 1999. Throughout his career, Mr. Katangian has been involved in numerous real estate development and management enterprises. Mr. Katangian is the nephew of John Hartunian, trustee of the Hartunian Family Trust, a principal shareholder of the Company's Common Stock.

         KEY EMPLOYEES

         LARRY BISGROVE has served as the Company's Vice President of Operations since May, 1999. Mr. Bisgrove had been Vice President of Operations for DebitFone, from September 1995 until its acquisition by the Company in May 1999. Mr. Bisgrove manages all activities related to the Company's prepaid cellular business, including directing product functionality, engineering development, development of encryption algorithms, database management systems, technical support and product fulfillment.

         DONNA K. SKELL became a Company Vice President of Sales and Marketing in October, 1999. Before joining SATX, Ms. Skell served as a Vice President, Direct Marketing for Solutioneering, Inc., where she was responsible for creating sales agent network marketing materials, administration systems, and training programs. From 1991 to 1997, Ms. Skell was a Regional Vice President for World Telecom Group.

         ANTON J. SKELL became a Company Vice President of Sales and Marketing in October, 1999. Mr. Skell is Donna Skell's spouse. Before joining SATX, Mr. Skell also served as a Vice President, Direct Marketing for Solutioneering, Inc. Mr. Skell was responsible for designing and implementing a national sales agent program for telecom products. From 1991 to 1997, Mr. Skell was a Regional Vice President for World Telecom Group.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board intends to establish an Audit Committee in the year 2000. The Audit Committee will be responsible for reviewing the Company's auditing programs, overseeing the quarterly regulatory reporting process, overseeing internal audits as necessary, receiving and reviewing the results of each external audit, and reviewing management's response to auditor's recommendations.

COMPENSATION OF DIRECTORS

         Presently, our directors do not receive any compensation for their services to the Company as a director. However, it is currently anticipated that the Board of Directors will approve compensation for our non-employee directors for each meeting of the Board of Directors that they attend, plus reimbursement of their reasonable out-of-pocket expenses incurred in connection with such meetings, and an additional fee for each committee meeting that he or she attends. It is also anticipated that our directors will be eligible to receive stock options under stock option plans that the Board of Directors anticipates approving in the near future.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following summary compensation table sets forth all cash and/or non-cash compensation paid to or accrued for the past three (3) fiscal years for the Company's Chief Executive Officer and other highly compensated officers. Except as listed below, there are no officers or other individuals whose compensation from the Company exceeded $100,000 in any of the past three (3) fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                              FISCAL YEAR ENDED
NAME AND PRINCIPAL POSITION                                     DECEMBER 31 (1)             SALARY
---------------------------                                     ---------------             ------
Steve Lipman, Chief Executive Officer (2)                             1997                 $38,000

Jeff Sherman, Chief Executive Officer (3)                             1997                 $30,000

Merritt W. Jesson, Chief Executive Officer (4)                        1999                 $57,577

----------------------------
(1) The Company did not have a Chief Executive Officer from mid-July 1997 until May 1999.
(2) Mr. Lipman served as the Company's CEO from September 4, 1996 through April 30, 1977.
(3) Mr. Sherman served as the Company's CEO from May 1, 1997 until he resigned on or about July 15, 1997.
(4) In May, 1999, Merritt Jesson was appointed CEO, in connection with the Company's acquisition of DebitFone.

EMPLOYMENT AGREEMENTS

         In connection with the Company's acquisition of DebitFone, Messrs. Jesson, Ellis, Bisgrove and McHenry converted their existing employment from DebitFone to SATX. The Company entered into the following employment agreements, summarized below, in the fiscal year ended December 31, 1999.

         MERRITT W. JESSON - Mr. Jesson's employment agreement commenced on June 1, 1999 and shall remain in effect for a period of five (5) years, unless sooner terminated. During the term of his agreement, Mr. Jesson will serve as the Company's President and Chief Executive Officer. Mr. Jesson's employment agreement provides for an annual base salary of $104,000, plus a quarterly performance bonus. Generally, quarterly performance bonuses will be equal to a range of 30% to 50% of his base salary, upon the Company's achievement of 80% to 120% of its projected pre-tax profit. The Company has the option to pay quarterly performance bonuses in cash or Common Stock. If paid in Common Stock, the number of shares issued to Mr. Jesson will be based upon 90% of the average market price of the Common Stock over the 30 days preceding issuance. Commencing June, 2000, Mr. Jesson will be eligible to receive an annual stock option to purchase up to 500,000 shares of Common Stock. The exercise price of the annual stock option shall be $.50 in the first year, and 60%, 70%, 80%, and 90% of the market price of the Common Stock on the date of grant in years 2, 3, 4, and 5, respectively. The actual number of shares to be granted in an annual stock option is directly related to the extent to which the Company attains its projected pre-tax profit for the given year. Annual stock options will be fully vested on the date of grant and shall expire if not exercised within five (5) years of the date of grant. Mr. Jesson's employment agreement may be terminated for cause, however, in the event it is terminated without cause, Mr. Jesson will be entitled to receive his base salary for a period of one (1) year from the date of termination. The agreement also contains standard covenants relating to non-competition, non-disclosure, and the assignment of intellectual property rights.

         ROBERT W. ELLIS - Mr. Ellis' employment agreement commenced on June 1, 1999 and shall remain in effect for a period of three (3) years, unless sooner terminated. During the term of his agreement, Mr. Ellis will serve as the Company's Chief Operating Officer and Chief Financial Officer. (Mr. Ellis has not formally assumed office as the Company's CFO, the position is currently held by Khoren Shaginian.) Mr. Ellis' employment agreement provided for a signing bonus of 100,000 shares of Common Stock. The agreement also provides for an annual base salary of $96,000, plus a quarterly performance bonus. Generally, quarterly performance bonuses will be equal to a range of 20% to 40% of his base salary, upon the Company's achievement of 80% to 120% of its projected pre-tax profit. The Company has the option to pay quarterly performance bonuses in cash or Common Stock. If paid in Common Stock, the number of shares issued to Mr. Ellis will be based upon 80% of the average market price of the Common Stock over the 30 days preceding issuance. Commencing June, 2000, Mr. Ellis will be eligible to receive an annual stock option to purchase up to 100,000 shares of Common Stock. The exercise price of the annual stock option shall be $.50 in the first year, and 60% and 70% of the market price of the Common Stock on the date of grant in years 2 and 3, respectively. The actual number of shares to be granted in an annual stock option is directly related to the extent to which the Company attains its projected pre-tax profit for the given year. Annual stock options will be fully vested on the date of grant and shall expire if not exercised within five (5) years of the date of grant. Mr. Ellis' employment agreement may be terminated for cause, however, in the event it is terminated without cause, Mr. Ellis will be entitled to receive his base salary, quarterly performance bonus and annual stock option through the original term of the employment agreement. The agreement also contains standard covenants relating to non-competition, non-disclosure, and the assignment of intellectual property rights.

         LARRY BISGROVE - Mr. Bisgrove's employment agreement commenced on June 1, 1999 and shall remain in effect for a period of three (3) years, unless sooner terminated. During the term of his agreement, Mr. Bisgrove will serve as the Company's Vice President of Operations. Mr. Bisgrove's employment agreement provided for a signing bonus of 50,000 shares of Common Stock. The agreement also provides for an annual base salary of $88,000, plus a quarterly performance bonus. Generally, quarterly performance bonuses will be equal to a range of 20% to 40% of his base salary, upon the Company's achievement of 80% to 120% of its projected pre-tax profit. The Company has the option to pay quarterly performance bonuses in cash or Common Stock. If paid in Common Stock, the number of shares issued to Mr. Bisgrove will be based upon 80% of the average market price of the Common Stock over the 30 days preceding issuance. Commencing June, 2000, Mr. Bisgrove will be eligible to receive an annual stock option to purchase up to 50,000 shares of Common Stock. The exercise price of the annual stock option shall be $.50 in the first year, and 60% and 70% of the market price of the Common Stock on the date of grant in years 2 and 3, respectively. The actual number of shares to be granted in an annual stock option is directly related to the extent to which the Company attains its projected pre-tax profit for the given year. Annual stock options will be fully vested on the date of grant and shall expire if not exercised within five (5) years of the date of grant. Mr. Bisgrove's employment agreement may be terminated for cause, however, in the event it is terminated without cause, Mr. Bisgrove will be entitled to receive his base salary, quarterly performance bonus and annual stock option through the original term of the employment agreement. The agreement also contains standard covenants relating to non-competition, non-disclosure, and the assignment of intellectual property rights.

         DONNA SKELL - Ms. Skell's employment agreement commenced on October 1, 1999 and shall remain in effect for a period of three (3) years, unless sooner terminated. During the term of her agreement, Ms. Skell will serve as a Company Vice President of Sales and Marketing. Ms. Skell's employment agreement provided for a signing bonus of 100,000 shares of Common Stock. The agreement also provides for an annual base salary of $70,000, plus a quarterly performance bonus. Generally, quarterly performance bonuses will be equal to a range of 20% to 40% of her base salary, upon the Company's achievement of 80% to 120% of its projected pre-tax profit. The Company has the option to pay quarterly performance bonuses in cash or Common Stock. If paid in Common Stock, the number of shares issued to Ms. Skell will be based upon 90% of the average market price of the Common Stock over the 30 days preceding issuance. Commencing October, 2000, Ms. Skell will be eligible to receive an annual stock option to purchase up to 50,000 shares of Common Stock. The exercise price of the annual stock option shall be $.50 in the first year, and 60% and 70% of the market price of the Common Stock on the date of grant in years 2 and 3, respectively. The actual number of shares to be granted in an annual stock option is directly related to the extent to which the Company attains its projected pre-tax profit for the given year. Annual stock options will be fully vested on the date of grant and shall expire if not exercised within three (3) years of the date of grant. Ms. Skell's employment agreement may be terminated for cause, however, in the event it is terminated without cause, Ms. Skell will be entitled to receive her base salary through the original term of the employment agreement. The agreement also contains standard covenants relating to non-competition, non-disclosure, and the assignment of intellectual property rights.

         ANTON SKELL - Mr. Skell's employment agreement commenced on October 1, 1999 and shall remain in effect for a period of three (3) years, unless sooner terminated. During the term of his agreement, Mr. Skell will serve as a Company Vice President of Sales and Marketing. Mr. Skell's employment agreement provided for a signing bonus of 100,000 shares of Common Stock. The agreement also provides for an annual base salary of $70,000, plus a quarterly performance bonus. Generally, quarterly performance bonuses will be equal to a range of 20% to 40% of his base salary, upon the Company's achievement of 80% to 120% of its projected pre-tax profit. The Company has the option to pay quarterly performance bonuses in cash or Common Stock. If paid in Common Stock, the number of shares issued to Mr. Skell will be based upon 90% of the average market price of the Common Stock over the 30 days preceding issuance. Commencing October 2000, Mr. Skell will be eligible to receive an annual stock option to purchase up to 50,000 shares of Common Stock. The exercise price of the annual stock option shall be $.50 in the first year, and 60% and 70% of the market price of the Common Stock on the date of grant in years 2 and 3, respectively. The actual number of shares to be granted in an annual stock option is directly related to the extent to which the Company attains its projected pre-tax profit for the given year. Annual stock options will be fully vested on the date of grant and shall expire if not exercised within three (3) years of the date of grant. Mr. Skell's employment agreement may be terminated for cause, however, in the event it is terminated without cause, Mr. Skell will be entitled to receive his base salary through the original term of the employment agreement. The agreement also contains standard covenants relating to non-competition, non-disclosure, and the assignment of intellectual property rights.

STOCK OPTION PLANS

         The Company does not presently have any stock option plans providing for the granting of either incentive stock options (as defined in Section 422 of the Internal Revenue Code) or non-statutory stock options. The Board of Directors anticipates approving stock option plans for its employees and directors in the near future.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         KOSTI SHIRVANIAN


         RESTATEMENT OF PROMISSORY NOTE DATED JUNE 21, 1999 - This note, in the amount of $400,000, is payable to Komar Investments, LLC, ("Komar"), a limited liability company controlled by Mr. Shirvanian. Komar advanced the funds for operating capital, after the Company was unable to secure a loan with an unaffiliated third party. The principal amount of said note bears interest at ten percent (10%) per annum from June 21, 1999 (the date of the original note), and is due and payable April 12, 2000.


         SECURED PROMISSORY NOTE DATED MAY 14, 1999, AS AMENDED - This note, in the amount of $160,000, is payable to Komar. Komar advanced the funds for operating capital, after the Company was unable to secure a loan with an unaffiliated third party. The principal amount of said note bears interest at twelve percent (12%) per annum, and provides for monthly interest payments of $1,600 commencing January 1, 2000. The note is due January 12, 2001.


         RESTATEMENT OF PROMISSORY NOTE DATED JUNE 20, 1997 - This note, in the amount of $100,000, is payable to the Shirvanian Family Investment Trust, Inc. The Trust advanced the funds for operating capital, after the Company was unable to secure a loan with an unaffiliated third party. The principal amount of said note bears interest at ten percent (10%) per annum from June 20, 1997 (the date of the original note), and is due and payable April 12, 2000.

         UNSECURED LOAN - In July, 1999, Mr. Shirvanian advanced the funds $50,000 to the Company in connection with the Company's investment in Digital Telecommunications, Inc. The loan bears interest at twelve percent (12%) per annum, and is due and payable on demand anytime after one year.

         JOHN HARTUNIAN


         RESTATEMENT OF PROMISSORY NOTE DATED JUNE 20, 1997 - This note, in the amount of $100,000, is payable to John Hartunian, a principal shareholder of the Company. Mr. Hartunian advanced the funds for operating capital, after the Company was unable to secure a loan with an unaffiliated third party. The principal amount of said note bears interest at ten percent (10%) per annum from June 20, 1997 (the date of the original note), and is due and payable April 12, 2000.


         MERRITT JESSON

         UNSECURED LOANS - Mr. Jesson, the Company's Chief Executive Officer and President, advanced the funds for operating capital, after the Company was unable to obtain a loan with an unaffiliated third party. As of October 31, 1999, the aggregate amount outstanding of such loan is $271,619. The loan bears interest at twelve percent (12%) per annum, and is due and payable on demand.

POLICY REGARDING LOANS AND OTHER AFFILIATED TRANSACTIONS

         The Company currently intends to elect and maintain at least two (2) independent directors on the Board of Directors. It is the policy of the Company that all future material affiliated transactions, loans and loan guarantees with its officers, directors, 5% shareholders, or their respective affiliates, will be on terms that are as favorable to the Company as those generally available from unaffiliated third parties; and all such transactions and loans, and any forgiveness of such loans, shall be approved or ratified by a majority of the independent directors who do not have an interest in the transactions and who will have access, at the Company's expense to its or independent legal counsel. Further, the Company does not intend to make any loans to or guarantee loans on behalf of its officers, directors and employees, other than: (i) advances for travel, business expense, and similar ordinary operating expenditures; (ii) loans or loan guarantees made for the purchase of the Company's securities, and
(iii) loans for relocation.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company is authorized to issue up to One Hundred Million (100,000,000)shares of Common Stock, par value $.001 per share, and Twenty Million (20,000,000) shares of preferred stock, par value $.001 per share, and no other class of stock may be authorized. Presently, there are no issued and outstanding shares of the Company's preferred stock. The following description of the Company's Common Stock is not complete and is qualified in its entirety by reference to the Company's articles of incorporation and bylaws, both of which are included as exhibits to this Form 10, and applicable Nevada laws.

         As of January 26, 2000, there were 52,008,286 shares of Common Stock outstanding held by 244 shareholders of record. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the Company's Board of Directors may declare a dividend out of funds legally available and the holders of Common Stock are entitled to receive ratably any such dividends. In the event of liquidation, dissolution or winding up of the Company, holders of our Common Stock are entitled to share ratably in all of the Company's assets remaining after payment of the Company's liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

         The registrar and transfer agent for the Company's stock is General Securities Transfer Agency, Inc. The transfer agent's address is 3614 Calle del Sol, NE, Albuquerque, New Mexico 87110-6112, and the telephone number is (505) 265-6658.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED STOCKHOLDER MATTERS.

MARKET PRICE OF COMMON STOCK

         Our Common Stock has been quoted on the OTC Electronic Bulletin Board and traded under the symbol "SATX" since 1995. As of January 26, 2000, there were 244 shareholders of record of the Common Stock. Prior to May 1999, there was no trading market for our Common Stock. During 1997 and 1998, there was little consistent activity. Trading generally ranged from zero to a few thousand shares per day. However, from May 1999 to the present, there were a total of approximately 100,000 to 1,300,000 trades per day reported for our Common Stock on the OTC Electronic Bulletin Board. During such period, the high ask and the low bid information as reported ranged from $0.03 per share to $2.50 per share. On February 24, 2000, the last reported sale price of the Common Stock on the OTC Electronic Bulletin Board was $1.15 per share. Due to the limited and sporadic trading in our Common Stock, the Company believes that the trading prices are not indicative of a true market price for our shares.

NUMBER OF BENEFICIAL OWNERS OF COMMON STOCK

         As of December 31, 1999 the approximate number of beneficial holders of Common Stock of the Company was approximately 250.

DIVIDENDS

         The Company has paid no dividends to date and does not anticipate paying any for the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

                  The Company is a defendant in a lawsuit styled NIGRO v. SATELLITE CONTROL TECHNOLOGIES, INC.,ET AL., which is now pending in the Los Angeles County Superior Court. This is a class action lawsuit filed by Nigro on behalf of himself and others who owned SATX stock between September 26, 1996 and October 7, 1997. Plaintiffs seek to recover damages for depreciation of their stock due to alleged intentional and negligent misrepresentation of certain former officers and directors of the Company. The alleged misrepresentations are
(i) the Company had substantial purchase orders for its AlphaTrak product line and (ii) the AlphaTrak product line was viable and would be available on the market in the first or second quarter of 1997. The case is currently in the very early stages of discovery. Based on the documentary evidence currently in the possession of the Company and interviews with former officers, directors, employees, and outside engineers, it appears that the allegations are incorrect. Based on the facts presently available to counsel, substantial recovery by plaintiffs appears unlikely.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         FEBRUARY AND MARCH, 1997 - Pursuant to the Term Sheet dated October, 1996, the Company offered up to $1,000,000 of its Common Stock at an offering price of $.50 per share. During February and March 1997, the Company sold a total of 101,000 shares to three (3) investors pursuant to said offering. The issuer relied on the exemption from registration provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), with respect to this offering.

         MARCH, 1997 PRIVATE PLACEMENT - Pursuant to the Term Sheet dated March 7,1997, the Company offered up to $1,000,000 of its Common Stock at an offering price of $1.27 per share (equal to 70% of the average closing bid price of the Company's Common Stock as reported by the OTC Electronic Bulletin Board for the 5 trading days immediately preceding the offer). An amended Term Sheet dated May 12, 1997 increased the total offering up to $2,000,000 of Common Stock , and decreased the purchase price to $0.75 per share. The Company sold a total of 270,000 shares to seven (7) investors. The issuer relied on the exemption from registration provided by Rule 505 of Regulation D promulgated under the Act with respect to this offering.

         JUNE, 1997 - The Company issued 200,000 shares to an individual upon the full exercise of said individual's March 29, 1996 Warrant to purchase up to 200,000 shares of Common Stock at an exercise price of $0.25 per share. Said Warrant expired on March 29, 1999. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to the shares sold upon the exercise of the warrant.

         SEPTEMBER, 1997 - The Company issued 200,000 shares to an individual upon the partial exercise of said individual's March 29, 1996 Warrant to purchase up to 200,000 shares of Common Stock at an exercise price of $0.25 per share. Said Warrant expired on March 29, 1999. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to the shares sold upon the exercise of the warrant.

         JULY, 1998 - Pursuant to the authority granted in the July 8, 1999 Written Consent of the Board of Directors, the Company issued an aggregate of 30,000,000 shares of Common Stock to two (2) persons in connection with the Stock Acquisition Agreements dated as of May 22, 1998 by and between the Company and the two individuals, separately. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to this issuance.

         MAY, 1999 - Pursuant to the May 14, 1999 Written Consent of the Board of Directors, the Company authorized the issuance of 1,550,000 to one (1) individual. The issuer relied upon the exemption from registration provided by
Section 4(2) of the Act with respect to this issuance.

         JUNE, 1999 - Pursuant to the authority granted in the June 10, 1999 Written Consent of the Board of Directors, the Company issued an aggregate of

800,000 shares of Common Stock to four (4) persons. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to this issuance.

         JULY, 1999

         Pursuant to the authority granted in the May 3, 1999 Minutes of the Board of Directors Meeting and the May 28, 1999 Stock Purchase Agreement for the acquisition of DebitFone International, Inc., the Company issued 2,900,000 shares to the sole shareholder of DebitFone. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to this issuance.

         Pursuant to the authority granted in the May 3, 1999 Minutes, the Company issued an aggregate of 150,000 shares to two (2) individuals in connection with their employment agreements. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to these issuances.

         Pursuant to the authority granted in the July 14, 1999 Written Consent of the Board of Directors Meeting, the Company authorized the issuance of an aggregate of 95,000 shares to three (3) persons in satisfaction of pending legal claims. The issuer relied upon the exemption from registration provided by
Section 4(2) of the Act with respect to this issuance.

         SEPTEMBER, 1999 - Pursuant to the authority granted in the September 30, 1999 Written Consent of the Board of Directors, the Company issued an aggregate of 200,000 shares of Common Stock to two (2) individuals in connection with their employment agreements. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to these issuances.

         NOVEMBER, 1999

         Pursuant to the authority granted in the November 4, 1999 Written Consent of the Board of Directors, the Company privately placed an aggregate of 875,700 shares of Common Stock with fourteen (14) persons, at $0.50 per share. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to this issuance.

         Pursuant to the authority granted in the November 4, 1999 Written Consent of the Board of Directors, the Company issued 210,000 shares of Common Stock to three (3) persons, for services provided to the Company. The issuer relied upon the exemption from registration provided by Section 4(2) of the Act with respect to this issuance.

         DECEMBER, 1999 - Pursuant to the authority granted in the December 27, 1999 Written Consent of the Board of Directors, the Company privately placed 770,416 shares of Common Stock with one (1) person, at $0.3245 per share. The issuer relied upon the exemption from registration provided by Rule 504 of Regulation D with respect to the shares sold.

         JANUARY, 2000

         Pursuant to the authority granted in the January 25, 2000 Written Consent of the Board of Directors, the Company privately placed an aggregate of 999,996 shares of Common Stock with two (2) persons, at $0.30 per share. The issuer relied upon the exemption from registration provided by Rule 504 of Regulation D with respect to the shares sold.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.7502 of the Nevada Revised Statutes permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond the indemnification specifically provided by the current law.

         Article XI of our Bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

         In addition to providing for indemnification in our Bylaws, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such. Further, we may enter into indemnification agreements with our directors and executive officers in the future.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS



                                                 SATX, INC.
                                           FINANCIAL STATEMENTS
                                                                                                            PAGE
                                                                                                            ----

Report of Robert L. White, CPA, Independent Auditor.......................................................  F-2

Balance Sheet for December 31, 1999.......................................................................  F-3

Statements of Operations for the Years Ended December 31, 1999 and 1998...................................  F-4

Statements of Shareholders' Equity for the Years Ended December 31, 1999 and 1998.........................  F-5

Statements of Cash Flows for the Years Ended December 31, 1999 and 1998.................................... F-6

Notes to the Financial Statements for December 31, 1999.................................................... F-7

                                                    ROBERT L. WHITE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANT
988 OHIO PIKE, SUITE #2
CINCINNATI, OHIO  45245
                                                            PHONE (513) 943-1040
                                                            FAX   (513) 943-7760



To the Stockholders and
Board of Directors of
SATX, Inc.



We have audited the accompanying balance sheet of SATX, Inc. (A Development Stage Company) as of December 31, 1999, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SATX, Inc. as of December 31, 1999 and the results of its operations and its cash flows for each of the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.



Robert L. White, CPA

March 20, 2000

                                   SATX, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1999



                  ASSETS

Current Assets
     Cash                                                     $    98,826
     Accounts Receivable, Less Allowance For
       Doubtful Accounts of $1,110 for 1999                        19,420
     Inventory                                                    406,393
     Note Receivable (Note 4)                                     256,491
     Employee Receivables                                          40,300
     Prepaid Expenses                                               3,961
                                                              -----------
     Total Current Assets                                         825,391
Property & Equipment, Net Of
Accumulated Depreciation of $10,184                                43,055
Other Assets
     Investments (Note 5)                                         165,000
                                                              -----------
     Total Other Assets                                           165,000
                                                              -----------
Total Assets                                                  $ 1,033,446
                                                              ===========

                  LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities
     Accounts Payable & Accrued Expenses                      $   592,294
     Notes Payable, Current Portion (Note 6)                      513,318
                                                              -----------
     Total Current Liabilities                                  1,105,612
Long-Term Liabilities
     Notes Payable (Note 6)                                     1,073,318
     Less: Current Portion                                       (513,318)
                                                              -----------
     Total Long Term-Liabilities                                  560,000
                                                              -----------
Total Liabilities                                               1,665,612

Shareholders' Equity
     Preferred Stock, $.001 par value, 20,000,000
     Shares authorized, no shares issued or outstanding
       Common Stock, $.001 par value, 100,000,000
       Shares authorized, 52,008,286 issued and
       outstanding at December 31, 1999                            52,008
     Paid In Capital                                            2,979,911
     Deficit Accumulated In The
       Development Stage                                       (3,664,085)
                                                              -----------
     Total Shareholders' (Deficit)                               (632,166)
                                                              -----------

Total Liabilities & Shareholders' Equity                      $ 1,033,446
                                                              ===========



                (See accountant's report and accompanying notes.)

                                   SATX, Inc.
                          (A Development Stage Company)
                            Statements Of Operations
                 For The Years Ended December 31, 1999 And 1998



                                                                     Cumulative
                                                                   From Inception
                                                                  (June 28, 1972)
                                                                  To December 31,
                                   1999            1998                1999
                               -----------      ----------        ---------------
Revenues
     Sales - Vending
        Operations             $    13,020      $      -0-         $    13,020
     Commission Income               9,188             -0-               9,188
                               -----------      ----------         -----------
Total Revenues                      22,208             -0-              22,208

Cost of Revenues
     Vending Operations             15,944             -0-              15,944
                               -----------      ----------         -----------

Cost of Revenues                    15,944             -0-              15,944
                               -----------      ----------         -----------

Gross Profit                         6,264             -0-               6,264

Selling, General &
  Administrative Expenses       (1,300,386)          3,801          (3,670,349)
                               -----------      ----------         -----------
Net (Loss)
  Before Tax                   $(1,294,122)     $   (3,801)        $(3,664,085)

Provision For Taxes                    -0-             -0-                -0-
                               -----------      ----------         -----------

Net (Loss)                     $(1,294,122)     $   (3,801)        $(3,664,085)
                               ===========      ==========         ===========
Basic & Diluted Income
  (Loss) Per Common
   Share                       $      (.03)     $     (-0-)
                               ===========      -=========
Weighted Average
  Number of Common
  Shares Outstanding            45,355,643      28,627,581
                               ===========      ==========



                (See accountant's report and accompanying notes.)

                                   SATX, Inc.
                          (A Development Stage Company)
                       Statements Of Shareholders' Equity



                                  Common Stock                 Additional         Accumulated                Total
                          -----------------------------         Paid In             Earnings              Shareholder
                            Shares            Amount            Capital            (Deficit)            Equity (Deficit)
                          ----------       ------------       ------------        -----------           ----------------
Balance at
 June 28, 1972                   -0-       $        -0-       $        -0-        $        -0-            $       -0-

Issuance of
 Common Stock             14,737,170       $     14,737       $  2,069,213                 -0-            $ 2,083,950

Net Loss From
 Inception To
 December 31, 1997               -0-                -0-                -0-         (2,366,162)             (2,366,162)
                          ----------       ------------       ------------        -----------             -----------
Balance at
 December 31, 1997        14,737,170             14,737          2,069,213     (   (2,366,162)               (282,212)

Stock Issued
 For Cash                 30,000,000             30,000                                                        30,000

Net (Loss) For
 The Year Ended
 December 31, 1998                                                                     (3,801)                 (3,801)
                          ----------       ------------       ------------        -----------             -----------
Balance at
 December 31, 1998        44,737,170             44,737          2,069,213         (2,369,963)               (256,013)

Stock Issued
 For Cash                  1,876,116              1,876            700,293                                    702,169

Stock Issued For
 Services (Note 7)         2,495,000              2,495             97,305                                     99,800

Stock Issued For
 Acquisition (Note 3)      2,900,000              2,900            113,100                                    116,000

Net (Loss) For The
 Year Ended
 December 31, 1999                                                                 (1,294,122)             (1,294,122)
                          ----------       ------------       ------------        -----------             -----------
Balance at
 December 31, 1999        52,008,286       $     52,008       $  2,979,911        $(3,664,085)            $  (632,166)
                          ==========       ============       ============        ===========             ===========



                (See accountant's report and accompanying notes.)

                                   SATX, Inc.
                          (A Development Stage Company)
                             Statements Of Cash Flow
                 For The Years Ended December 31, 1999 And 1998



                                                                                          Cumulative
                                                                                        From Inception
                                                                                      (June 28, 1972) To
                                                                                          December 31,
                                                        1999            1998                  1999
                                                    -----------      ----------       ------------------
Statement of Cash (Used) Provided:

Cash Flow From Operating Activities
     Net Loss For The Period                       $(1,294,122)      $ (3,801)          $(3,664,085)
     Non-Cash Expenses
        Depreciation & Amortization                      2,763            -0-                58,206
        Loss On Abandoned Assets                           -0-            -0-                69,761
     Stock Issued For Services (Note 7)                 99,800            -0-                99,800
     Stock Issued For Acquisition (Note 3)             116,000            -0-               116,000
     (Increase) In Receivables                         (19,420)           -0-               (19,420)
     (Increase) In Inventories                        (446,693)           -0-              (446,693)
     (Increase) In Prepaid Expenses                     (3,961)           -0-                (3,961)
     Increase (Decrease) In Accounts
       Payable & Accrued Expenses                      537,289        (26,400)              592,294
                                                   -----------       --------           -----------

Net Cash (Used) In Operations                       (1,008,344)       (30,201)           (3,198,098)

Cash Flow From Investing Activities
     Purchase of Property & Equipment                  (47,734)           -0-              (171,022)
     Loan To Supplier                                 (256,491)           -0-              (256,491)
     Minority Investment In Private Stock             (165,000)           -0-              (165,000)
                                                   -----------       --------           -----------
Net Cash (Used) Provided
  From Investing Activities                           (469,225)           -0-              (592,513)

Cash Flow From Financing Activities
     Increase In Loans From
        Shareholders & Affiliates                      873,318            -0-             1,073,318
     Issuance of Common Stock
        For Cash                                       702,069         30,000             2,816,119
                                                   -----------       --------           -----------
Net Cash (Used) Provided
  From Financing                                     1,575,387         30,000             3,889,437
                                                   -----------       --------           -----------

Net Increase (Decrease) In Cash                         97,818           (201)               98,826

Beginning Cash                                           1,008          1,209                   -0-
                                                   -----------       --------           -----------

End-Of-Period Cash Balance                         $    98,826       $  1,008           $    98,826
                                                   ===========       ========           ===========



                (See accountant's report and accompanying notes.)

                                   SATX, Inc.
                          (A Development Stage Company)
                        Notes To The Financial Statements
                                December 31, 1999

NOTE 1   BUSINESS DESCRIPTION

SATX, Inc., the "Company" and its Subsidiary, DebitFone International, Inc., are currently development stage enterprises under the provisions of Financial Accounting Standards No. 7 ("SFAS No. 7"). The Company and its subsidiary are in the communications technology business. The company was incorporated June 28, 1972, in the State of Utah, under the name Growth, Inc. After several subsequent changes in corporate structure, the Company amended its Articles of Incorporation to change its name to SATX, Inc. and changed its domicile to Nevada.

The Company currently markets, both domestically and internationally, prepaid cellular phones and global tracking devices.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements, at December 31, 1999, include the accounts of SATX, Inc. and its wholly-owned Subsidiary, DebitFone International, Inc. (See Note 3) All material inter- company accounts and transactions have been eliminated in consolidation.

Principles of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles.

Method of Accounting

The Company uses the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred. Revenue is considered earned when all conditions of the sale are met and the buyer is obligated to the seller for payment.

Accounts Receivable

The Company is primarily in the prepaid business for its cellular accounts, but in the credit extension environment for tracking device customers. In instances where credit is extended to customers, an allowance for uncollectible accounts will be used based on the Company's analysis of economic conditions and life of individual accounts.

Inventory

Inventory is valued at the lower of cost or market, using the first-in - first-out method.

                                   SATX, Inc.
                          (A Development Stage Company)
                        Notes To The Financial Statements
                                December 31, 1999

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONT'D)

Property & Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the asset or, when applicable, the life of the capital lease, whichever is shorter. These lives are generally three (3) years for computers and software and seven (7) years for furniture, fixtures and production equipment.

Net Income (Loss) Per Share

The Company computes net income or loss per share in accordance with SFAS No. 128, "Earnings per Share" which requires dual presentation of basic earnings per share ("EPS") and diluted EPS.

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and potentially dilutive shares outstanding during the period.
There are presently no dilutive shares outstanding.

Business Risk

Business risks include the following:

Competition - Several of the Company's current and potential competitors have longer operating histories, larger customer bases and greater financial, marketing and other resources than the Company. Increased competition may result in reducing operating margins and impact market share.

Risks Associated with Business Development - The Company intends to continue to pursue an aggressive growth strategy, which will include significant marketing, advertising, promotional programs and public relations activities, which will require significant expenditures. These expenditures may not result in a sufficient increase in revenues to cover such advertising and promotions expenses.

                                   SATX, Inc.
                          (A Development Stage Company)
                        Notes To The Financial Statements
                                December 31, 1999

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONT'D)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk are principally bank deposits and accounts receivable. Cash and cash equivalents and bank deposits are deposited with high credit quality financial institutions. Accounts receivable typically represent credit card purchases and are derived from the revenues earned from customers in the US and are denominated in US dollars. Accounts receivable balances are typically settled through customer credit cards and, as a result, the majority of accounts receivable are collected upon processing of credit card transactions. The Company maintains an allowance for uncollectible accounts based upon the expected collectibility of accounts receivable.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary difference between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company presently has operating losses of approximately $3,664,085 available to be carried forward to offset future earnings which could result in the reduction of future taxes.

However, since the Company has not yet had any recorded earnings, we did not compute a tax benefit in these statements.

NOTE 3   BUSINESS COMBINATION

In May, 1999, SATX, Inc. completed the acquisition of all of the stock of its wholly-owned Subsidiary, DebitFone International, Inc. It traded 2,900,000 shares of Company stock for all of DebitFone's stock, valued at fair market value of approximately $.04 per share of the Company's common stock. The Company has recorded the acquisition using the purchase method of accounting as follows:


         Assets acquired                             $ 116,000
         Liabilities Assumed                               -0-
                                                     ---------
         Acquisition Price Of Assets                 $ 116,000
                                                     =========


The assets purchased included $92,353 of software development costs which were subsequently expensed as period costs during the remainder of 1999.

                                   SATX, Inc.
                         (A Development Stage Company)
                       Notes To The Financial Statements
                               December 31, 1999

NOTE 3   BUSINESS COMBINATION
(CONT'D)

The operations of DebitFone International, Inc. have been reflected herein on a consolidated basis for the period since acquisition, which includes the period of June 1, 1999, through December 31, 1999.

The following unaudited pro forma data summarizes the results of operations of the Company for the years ended December 31, 1999 and 1998, as if the acquisition has been completed on January 1, 1998. The pro forma data gives effect to the actual operating results prior to acquisition. The pro forma results do not purport to be indicative of the results that would have actually been achieved if the acquisition had occurred on January 1, 1998, or that may be achieved in the future.




                                                  The Years Ended:
                                      December 31, 1998       December 31, 1999

         Sales                       $              -0-         $          -0-
         Net Loss                    (          162,961)         (   1,407,587)
         Basic Net Loss Per share    (              .01)         (         .03)




NOTE 4   POTENTIAL ACQUISITIONS

In October, 1999, SATX, Inc. entered into a stock purchase agreement with Paradigm Manufacturing, Inc., which called for SATX, Inc. to acquire all the shares of Paradigm. Although this agreement was signed by both parties, there were still conditions to be met before becoming final.

In an agreement, dated March 3, 2000, and a supplemental agreement, dated March 3, 2000, the parties mutually agreed to rescind the stock purchase agreement and consider it null and void. The agreement also outlined the parties concurrance to finish the development and tooling of a prepaid phone for SATX, Inc.

As part of the original agreement, SATX, Inc. loaned Paradigm Manufacturing, Inc. $256,491. The supplemental agreement includes a promissory note that calls for periodic repayment beginning April 1, 2000, with the final payment by November 1, 2000. Interest is payable at 10% per annum.

Additionally, SATX, Inc. entered into a Memorandum of Understanding with Stoveact, Inc., wherein the parties are considering a stock purchase agreement that would call for SATX, Inc. to acquire all the shares of Stoveact, Inc., a private California based corporation. Stoveact, Inc. has developed a vehicle location and disabling product intended to significantly reduce vehicle theft and the resulting impact on property and lives. This product is considered compatible with SATX, Inc.'s cellular/paging-based location and tracking product.

                                   SATX, Inc.
                         (A Development Stage Company)
                       Notes To The Financial Statements
                               December 31, 1999

NOTE 5   INVESTMENT


In May, 1999, SATX, Inc. signed a Letter Of Intent to invest in the expansion of Digital Telecommunications, Inc. (Digitel), a private Oklahoma corporation, doing telecommunications business in the African region island Country of Madagascar. The investment of $165,000 represents a minor percentage of Digital (under 5%) and is reflected in these statements at cost, which is lower than the market value estimated by third party experts.



NOTE 6   NOTES PAYABLE



                                                           December 31, 1999
                                                           -----------------

Notes Payable to Shareholders due April 12,
 2000. Interest accrued at 10% per annum,
 is also payable at that date.                               $  200,000

Notes Payable to Shareholders
 and affiliates dated May 14, 1999.
 Interest is payable at 10% per
 annum with both interest and
 principle due January 15, 2001.                                160,000

Notes Payable to Shareholder
 affiliates dated June 21, 1999.
 Interest is payable at 10% per
 annum with both interest and
 principal due January 15, 2001.                                400,000

Notes Payable to Shareholders
 for monies advanced for operating
 capital.  Interest is payable at 10%
 per annum and is payable upon
 demand.                                                     $  313.318
                                                             ----------

                                                              1,073,318

Less: Current Portion                                           513.318
                                                             ----------

Long-Term Notes Payable                                      $  560,000
                                                             ==========


                                   SATX, Inc.
                         (A Development Stage Company)
                       Notes To The Financial Statements
                               December 31, 1999

NOTE 7   ISSUANCE OF STOCK FOR SERVICES

In June, 1999, the Company's directors issued 2,495,000 shares of common stock to various individuals in exchange for consulting services. This resulted in $99,800 additional expense in the year ended December 31, 1999.

NOTE 8   COMMITMENTS FOR FUTURE MINIMUM LEASE PAYMENTS

The Company is obligated under a lease for office and warehouse space for the following amounts:




                                                 Estimated Operating
                                    Base Rent    Expense & Sales Tax      Total
                                    ---------    -------------------      -----

         Year 2000                   $ 83,113           $ 20,400      $ 103,513
         Year 2001                     87,269             21,000        108,269
         Year 2002                     44,699             10,800         55,499
      (Through June 30, 2002)


                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT NO.       DESCRIPTION OF EXHIBIT




    2.1     Articles of Incorporation, as amended

    2.2     By-laws

    3.1     See Exhibits 2.1 and 2.2 for provisions of the Articles of Incorporation and Bylaws of the Company defining right of holders of the Company's Common Stock

    3.2     Specimen of Stock Certificate

    6.1     Lease Agreement dated June 19, 1998, by and between ARA Properties No. 1, Ltd., doing business as Eisenhower Technology
            Park, as Lessor, and DebitFone International, Inc., as Lessee, and Addendum to Lease dated January 29, 1999

    6.2     Employment Agreement dated May 28, 1999, between DebitFone International, Inc., Satellite Control Technologies, Inc.,
            and Merritt W. Jesson

    6.3     Employment Agreement dated June 1, 1999, between DebitFone International, Inc., Satellite Control Technologies, Inc.,
            and Robert Ellis

    6.4     Employment Agreement dated June 1, 1999, between DebitFone International, Inc., Satellite Control Technologies, Inc.,
            and Larry Bisgrove

    6.5     Employment Agreement dated October 1, 1999, between DebitFone International, Inc., Satellite Control Technologies,
            Inc., and Donna Skell

    6.6     Employment Agreement dated October 1, 1999, between DebitFone International, Inc., Satellite Control Technologies,
            Inc., and Anton Skell

    6.7     Term Sheet for Restatement of Promissory Note dated June 21, 1999, by and between Komar Investments, LLC and SATX,
            Inc.

    6.8     Secured Promissory Note dated May 14, 1999, by and between Komar Investments, LLC and Satellite Control Technologies,
            Inc., as amended

    6.9     Term Sheet for Restatement of Promissory Note dated June 20, 1997, by and between SATX, Inc. and the Shirvanian Family
            Investment Trust

    6.10    Term Sheet for Promissory Note dated June 20, 1997, by and between SATX, Inc. and John Hartunian

    8.1     Stock Purchase Agreement dated May 28, 1999, by and among Merritt Jesson and Satellite Control Technologies, Inc.

    8.2     Letter of Intent dated May 15, 1999, by and between SATX, Inc. and Digital Telecommunications, Inc.

    8.3     Memorandum of Understanding dated October 28, 1999 by and between SATX, Inc., and Stoveact, Inc.

    8.4     Supplemental Agreement by SATX, Inc. and Paradigm Manufacturing, Inc. dated March 3, 2000

    10      Consent of Independent Auditor

    12      Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of
            1995







                                      III-1

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2000

                                   SATX, INC.

                                  (Registrant)

                                  By: /s/ MERRITT W. JESSON
                                      -----------------------------------------
                                      Merritt W. Jesson, Chairman of the Board,
                                       Chief Executive Officer and President







                                     III-2